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                                                                   EXHIBIT 4.4.a

                                    March 31, 1997

Connecticut Development Authority
845 Brook Street
Rocky Hill, CT 06067

         Re:      Modification and Conversion of Note and Related Matters

Gentlemen:

          This letter will evidence the agreement of Bio-Plexus, Inc. ("BP") and the Connecticut Development Authority ("CDA") regarding the modification and conversion of a certain note held by CDA and related matters.

          On March 7, 1995 CDA and BP entered into a financing transaction pursuant to which CDA advanced BP $2.5 million and BP issued CDA a note in that principal amount (the "Note). The principal amount of the Note has been paid down to $2,121,410 as of the date of this letter agreement.

          BP desires to repay a portion of the Note and CDA desires to convert the unpaid balance of the Note into shares of BP common stock, without par value ("Shares").

          In consideration of the mutual and dependent promises set forth herein, BP and CDA agree as follows:

          1.       Modification of Note

                   The Note is hereby amended to provide for it to be convertible into Shares in accordance with this letter agreement.

          2.       Repayment of the Note

                   Upon entering into this letter agreement, BP will pay $1,050,000 against the principal amount of the Note and CDA will release all liens against the assets of BP related to the Note.

          3.       Conversion of Balance of Note

                  Upon entering into this letter agreement, CDA will convert the remaining balance of the Note, including interest through March 31,1997, ($1,087,320.81) into 241,627 Shares at $4.50 per Share. The
         Note will be surrendered to BP by CDA and BP will issue CDA certificates for such Shares.

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          4.       Sale of Shares

                   Subsequent to the conversion of the Note CDA may hold or sell the CDA Shares. Any sale of more than an average of 1,000 Shares per trading day will require the consent of BP, which consent will not be unreasonably withheld. The sole concern of BP with respect to any such sale is to minimize the adverse impact of such a sale upon the public market for the Shares. However, in no event will CDA be required by this paragraph to hold any Shares beyond March 31, 1998.

          5.       Redemption of CDA Shares

                   BP will redeem Shares issued hereunder and held by CDA upon the following terms and conditions:

                           i. If CDA has received net aggregate proceeds from the sale of Shares equal to $1,125,000, BP will redeem all remaining Shares issued to CDA hereunder at a price of one cent per Share. CDA shall notify BP if such event occurs and BP shall promptly redeem the remaining Shares.

                           ii. If by March 31, 1998, CDA has not received net aggregate proceeds of $1,125,000 from the sale of Shares issued hereunder and CDA still holds some Shares, BP will redeem all such remaining Shares for an aggregate redemption price equal to the difference between $1,125,000 and the amount received by CDA for the sale of all Shares issued hereunder other than said remaining Shares.

                           iii.     Redemption payments shall be made in cash.

         6.       Representations and Warrants of BP

                  BP represents and warrants to CDA as follows:

                  a. BP has all requisite corporate power and authority to enter into this Letter Agreement and to issue and sell the Shares. The issuance and sale of the shares by BP to CDA has been duly and validly authorized by all requisite corporate proceeding on the part of BP and do not constitute or will not result in: (i) a conflict, default or violation of or under the Certificate of Incorporation or By-laws of BP; (ii) a default or violation under any mortgage, note, lease agreement or other instrument or obligation to which BP is a party; or (iii) a violation of any statute, rule, regulation, order, judgment or decree of any court, public body or authority with jurisdiction over BP; or (iv)
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                           creation of imposition of any lien, charge or
                           encumbrance of any property of BP; or (v) an event which would require any consent from any third party which has not been obtained.

                  b. Upon the issuance and delivery of the shares to CDA, all of such Shares shall have been duly authorized and validly issued and fully paid and nonassessable, subject to no grant of rights, liens, or other rights, claims or options.

                  c. BP has the requisite corporate power and authority to execute, deliver and perform its obligations under this letter agreement. The execution and delivery of this agreement and BP's performance of its obligations hereunder have been duly and validly authorized by BP and this agreement, as executed and delivered, will constitute a valid and binding obligation of BP enforceable against BP in accordance with its terms.

                  d. Immediately prior to the issuance of the Shares, 7,517,869 shares of BP are authorized, issued and outstanding. The average daily trading volume of the Shares for each full week of March, 1997 was 30,840, 29,880, 58,660, and 5,940, respectively; and for each such week the average trading price per Share was $5.95, $5.55, $5.03 and $5.30.

                  e. The Shares are currently listed and traded on the NASDAQ Small Capital Market (the "Exchange"). BP is a reporting company under the Securities and Exchange Act of 1934 (the "Act"), and is current in the filing of all information and reports required thereunder. BP has no plans to discontinue such listing or trading.

                  f. The business of BP has been and is presently being conducted in compliance with applicable federal, state and local governmental laws, rules, regulations and ordinances. There are no suits, actions, claims, investigations or proceedings pending, or, to the knowledge of BP, threatened against BP and there are no outstanding orders, judgments, injunctions, awards or decrees pending against BP, which alone or in combination could have a material adverse effect upon BP.

                  g. There is no existing, condition or event which at present or which with the passage of time can reasonably be expected to have a material adverse change in the business, assets, operations, affairs, prospects or financial condition of BP.

                  h. BP has all franchise, permits, licenses and other similar authorizations necessary for the conduct of its business as now being conducted and
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                           contemplated and is not aware of any state of facts
                           that would make impossible or impractical to continue or obtain any similar authorizations necessary for the conduct of its business as planned to be conducted.

         7.       Conditions of Closing

                  a. As part of the conversion of the Note, CDA will receive an opinion of counsel to BP substantially to the effect that:

                           i. The Shares issued to CDA have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of any adverse liens, claims or encumbrances.

                           ii. The Shares may be freely traded pursuant to Rule 144 promulgated by the Securities and Exchange Commission.

                           iii. No authorizations, approvals, or permits of any governmental authority or regulatory body, is required in connection with the lawful issuance and sale of the Shares to CDA.

                  b. BP will pay for all of the reasonable fees, costs and expenses of CDA incurred in connection with this transaction, including, without limitation, the reasonable fees and costs of CDA's counsel.

         8.       Additional Agreements

                  a. Subject to the terms hereof, this letter agreement constitutes the entire agreement of the parties as to the repayment of the Note and supersedes all prior agreements whether written or oral related to the Note other than the warrants for Shares issued in connection with the Note and the terms of the Letter Agreement dated June 14, 1995 as such terms relate to such warrants. Specifically, but not in limitation of the foregoing, the Loan Agreement and Security Agreement each dated March 7, 1995 and the Collateral Assignment and Security Agreement, dated July 27, 1993 as amended on March 7, 1995 are hereby cancelled and are of no further force or effect. Warrants for Shares issued in connection with the Note and the terms of the Letter Agreement dated June 14, 1995 remain in full force and effect except as modified herein.

                  b. CDA and BP will take such further actions as are necessary or desirable to effectuate the purposes of the foregoing terms and conditions.
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                  c.       This letter agreement may not be modified except by a
                           writing executed by both parties.

                  d. This agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

                  e. This agreement shall be governed by and construed under the laws of the State of Connecticut.

         9.       Effective Date

                  The parties agree that the effective date of this letter agreement for all purposes shall be March 31, 997.

         10.      Notices

                  Any notice or other communication of one party to the other shall be in writing and delivered by facsimile transaction, hand delivery or U.S. mail addressed to CDA at the above address and addressed to BP at 384 Q Merrow Road, Tolland, CT 06084. Any notice shall be effective upon receipt.

         If the foregoing accurately reflects CDA's understanding of its agreement with BP on the matters set forth above, please sign and return a copy of this letter agreement to BP.

                                    Sincerely,

                                    BIO-PLEXUS, INC.

                                    By:_______________________________

Accepted and Agreed:

CONNECTICUT DEVELOPMENT AUTHORITY

By:_____________________________